Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders, Board of Directors, and Audit Committee
Nicolet Bankshares, Inc.
Green Bay, Wisconsin

We consent to the incorporation by reference in the registration statements (No. 333-736006, No. 33-2657, No. 333-182464, and No. 333-182465) on Form S-8 and No. 333-214840 on Form S-3D of Nicolet Bankshares, Inc. of our reports dated February 24, 2023, with respect to the consolidated balance sheet of Nicolet Bankshares, Inc. as of December 31, 2022 and 2021, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for the years ended December 31, 2022 and 2021, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2022, which reports appear in the December 31, 2022, Annual Report on Form 10-K of Nicolet Bankshares, Inc.

FORVIS, LLP (Formerly BKD, LLP)

Springfield, Missouri
February 24, 2023